	Adjusted EBITDA reached $55.4 million in 2Q25. Leveraging on our production and commercial flexibility to mitigate lower global prices across our businesses.

2Q25 Earning Release Conference Call

English Conference Call	Luxembourg, August 18, 2025 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the second quarter ended June 30, 2025. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 24 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
August 19, 2025
10 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)

	Consolidated Financial Performance - Highlights
Zoom ID: 882 7158 1502	$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Passcode: 930207	Gross Sales (1)	391,977	397,547	(1.4)%	715,633	651,346	9.9%
	Adjusted EBITDA (2)	55,367	139,995	(60.5)%	91,313	230,111	(60.3)%
Investor Relations	Adjusted EBITDA Margin (2)	14%	36%	(60.0)%	13%	36%	(63.9)%
Emilio Gnecco	Adjusted Net Income (2)	(14,019)	105,454	(113.3)%	(27,498)	128,759	(121.4)%
CFO	Adjusted Net Income per Share	(0.14)	1.03	(113.6)%	(0.27)	1.26	(121.9)%
Victoria Cabello	Distribution to Shareholders (3)	17,500	37,863	(53.8)%	27,710	59,195	(53.2)%
IR Officer	Expansion Capex	23,253	16,778	38.6%	53,381	45,455	17.4%
	Net Debt (2)	699,235	631,744	10.7%	699,235	631,744	10.7%
	Net Debt(2) / LTM Adj EBITDA (x)	2.3x	1.3x	74.4%	2.3x	1.3x	74.4%

Email	Breakdown by Operating Segment - Adjusted EBITDA
ir@adecoagro.com	$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
	Sugar, Ethanol & Energy	68,100	106,886	(36.3)%	97,951	158,741	(38.3)%
	Crops	(11,425)	15,481(*)	(173.8)%	(11,341)	20,263(*)	(156.0)%
	Rice	2,913	11,184	(74.0)%	12,636	43,969	(71.3)%
	Dairy	9,593	11,127	(13.8)%	16,433	17,574	(6.5)%
Website:	Corporate Expenses	(13,814)(**)	(4,683)	195.0%	(24,366)(**)	(10,436)	133.5%
www.adecoagro.com	Total Adjusted EBITDA	55,367	139,995	(60.5)%	91,313	230,111	(60.3)%

(*) Includes $15.0 million related to the sale of La Pecuaria farm in April 2024; (**) Includes one-off expenses related to Tether's tender offer for our common shares ($5.7 million and $9.2 million booked in 2Q25 and 6M25, respectively).

•During 2Q25, gross sales were down 1.4% year-over-year on lower prices for most of our products. On an accumulated basis, sales were 9.9% higher versus the same period last year driven by higher volumes sold across all segments - particularly ethanol, reflecting the success of our commercial strategy to clear out inventories at favorable prices.
•Adjusted EBITDA was 60.5% and 60.3% lower year-over-year during 2Q25 and 6M25, respectively. The decline was driven by year-over-year losses in the mark-to-market of our biological assets in our Sugar, Ethanol & Energy business mainly due to lower quantity of harvested cane, as well as in our Rice operations on lower prices and in Crops on pressured margins. Furthermore, results were also negatively impacted by higher costs in U.S. dollar terms across our Farming operations, together with higher corporate expenses due to one-off expenses related to Tether's tender offer for our common shares.
•Net Debt/LTM Adj. EBITDA stood at 2.3x on lower consolidated results.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 24 for a reconciliation of Adjusted EBITDA, Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
	(3) Includes cash dividends and share repurchases as of June 30th. For more information on distribution as of the date of this report, please refer to the Remarks section on page 3.

Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA in the SE&E business reached $68.1 million and $98.0 million during 2Q25 and 6M25, 36.3% and 38.3% lower year-over-year respectively.
▪(+) Higher net sales driven by (i) higher volumes of ethanol sold thanks to our efficient carry-over strategy and (ii) higher average selling prices for both ethanol and energy.
▪(+) Sugar max scenario (50% in 2Q25 / 48% in 6M25) as prices traded above hydrous ethanol in MS. Within ethanol, we prefer hydrous over anhydrous due to better prices.
▪(-) Lower crushing during 2Q25 and 6M25 (13.5% and 19.8% down, respectively) explained by less effective milling days during 2Q25 (75% higher rains in April versus the 15-year average), coupled with selective cane crushing done in 1Q25 (focused on cane with limited growth potential).
▪(-) Year-to-date cost of production at 9.0 cts/lb (versus 7.9 cts/lb in 6M24) driven by lower dilution of fixed and variable costs on lower TRS equivalent produced.
▪(-) Year-over-year loss in biological assets due to lower quantity of harvested cane versus 2Q24 and 6M24, coupled with lower year-over-year gains in our commodity hedge position.
Outlook
◦(-) We foresee a recovery in our productivity indicators for 2H25 versus 1H25, but below initial expectations given a cold front experienced during the end of June that impacted yields. Despite this, we expect our annual crushing volume to be in line with 2024.
◦(+) Global sugar demand continues to rely on Brazil's production. Concerns on how Brazil's 2025/26 harvest season will evolve in terms of crushing, prices and flexibility to produce both sugar and ethanol. We still have a portion of our 2025 sugar production open (69% hedged at 20.2 cts/lb) and no commitments for our 2026 production.
◦(+) Tight supply & demand scenario for ethanol. Consumer preference continues to favor ethanol but supply will also depend on Brazil's overall production. Moreover, the E30 mandate (increasing the ethanol blend in gasoline to 30%) became effective on August 1st, increasing demand by approximately ∼100 thousand m3 of anhydrous ethanol monthly. We have the flexibility to switch our maximization strategy to produce the product that offers the highest marginal contribution.
Farming business
Performance Highlights
◦Adjusted EBITDA for the Farming business reached $1.1 million in 2Q25 and $17.7 million in 6M25, $36.7 million and $64.1 million lower year-over-year, respectively. Excluding the sale of La Pecuaria farm in April 2024, Adjusted EBITDA was down $21.7 million and $49.1 million during each period, respectively.
▪(+) Higher volumes sold of our Dairy value-added products.
▪(+) Record production in our Rice operations.
▪(-) Lower prices for crops, rice and dairy products.

▪(-) Year-over-year losses in the mark-to-market of our biological asset and agricultural produce for our Crops and Rice operations on lower prices.
▪(-) Higher costs in U.S. dollar terms.
Outlook
◦(-) Crops: Margins will remain pressured on lower prices and higher costs in U.S. dollars terms, coupled with in line-to-below historical yields for the 2024/25 harvest season.
◦(-) Rice: Although we had a record production in terms of yields and higher planted area, global prices continue their downward trend on greater global supply. Our diversified product portfolio and market flexibility will partially mitigate this decline but we foresee lower results than the previous year.
◦(-/+) Dairy: Lower prices in some of our value-added products due to a weaker demand in the domestic market, coupled with a decline in international prices.

Remarks
Issuance of US$500 million Senior Notes due 2032 & Cash Tender Offer for Senior Notes due 2027
◦On July 29, 2025, we completed the issuance of a 7-year $500 million bond with a 7.50% coupon. The notes are due on July 29, 2032, and are guaranteed on a senior unsecured basis by certain of the Company's subsidiaries. The Company has used the proceeds of the transaction to primarily fund the cash tender offer for its 6.00% Senior Notes due 2027, which expired on July 24, 2025, with approximately $150.9 million aggregate principal of notes tendered out of the $415.6 million outstanding. Other uses of the proceeds include general corporate purposes, such as capital expenditures and liability management.
◦This transaction marks another milestone in Adecoagro's history. Not only have we improved our debt maturity profile, but also this liability management reflects our disciplined and constant search for opportunities to better finance our operations while adding financial flexibility. For more information on the aforementioned transactions, please refer to our 6-K releases, available in our IR website (https://ir.adecoagro.com/).
Adecoagro & Tether to Power Bitcoin Mining with Renewable Energy in Brazil
◦On July 3, 2025, we signed a Memorandum of Understanding with Tether to explore a strategic collaboration focused on bitcoin mining in our Sugar, Ethanol & Energy operations in Brazil. This project will allow us to monetize 10 MW of surplus energy generally sold in the spot market. It supports our strategy to diversify energy demand and unlock new sources of long-term value. The pilot project, approved by our Independent Committee in accordance with our Bylaws, aligns with our commitment to innovation, sustainability, and efficient use of our renewable energy assets.
Reduction of Export Taxes in Argentina
◦On July 26, 2025, the Argentine government announced a permanent reduction in export taxes on agricultural commodities, including three of our products that remain subject to these levies. The export tax on soybean was reduced from 33% to 26%, while corn and wheat were lowered from 12% to

9.5%. Although this change is not expected to materially impact our financial results (soybean, corn and wheat represent ~10% of our consolidated sales), it is a positive development. The measure is expected to enhance the competitiveness of our Crops segment and support margin expansion.
2025 Shareholder Distribution Update
◦As of the date of this report, we have already committed $45.2 million to shareholder distributions. $10.2 million were expended in repurchasing 1.1% of the company's equity (1.1 million shares at an average price of $9.65 per share), and $35.0 million correspond to cash dividends (the first installment of $17.5 million was already paid on May 16, 2025 and the second installment will be paid in November 2025).

Sustainability Highlights
2024 Integrated Report
◦We believe that the more efficient and responsible we are in managing critical resources, such as land, soil, water and energy, the more profitable and sustainable we are. This, in turn, enables us to continue delivering long-term results and generating value for our stakeholders. Our sustainable food and renewable energy production models have the potential to fix carbon, conserve water, and deliver real benefits to people, the planet and the Company.
◦On May 21, 2025, we published our third-party verified 2024 Integrated Report where we describe how our sustainability strategy and best practices enhance profitability and efficiency, while presenting our key highlights from 2024.
◦The report was prepared following the International Framework <IR> Integrated Reporting, GRI and SASB standards, and shows our contribution to the United Nations' 2030 Agenda, as well as our commitment with the Paris Agreement and our goal of achieving carbon neutrality by 2050.
◦Below are some of our 2024 main highlights:
•$1.4 billion in Net Sales; 20% from green products (ethanol, bioelectricity and carbon credits).
•Progress made towards our goal to reduce by 20% our carbon intensity by 2030 (vs. 2021 base year). Moreover, we disclosed our low-carbon intensity businesses and their circular approach.
•We generated 14 million GJ of renewable energy (ethanol, bioelectricity and biomethane). 87% of the company's total energy consumption was self-generated and renewable.
•100% of our light vehicle fleet in our Ivinhema mill is powered with biomethane, which is produced in our own biodigester using vinasse (a by-product of the ethanol production process).
•90% of our planted area is rain fed only. For the balance, we have implemented efficient irrigation techniques that helps us to reduce water consumption by up to 30%.
•Commitment to achieve 25% female participation in leadership positions by 2030. By 2024, women in leadership positions represented 17% of our total workforce in these roles.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Milling
Sugarcane Milled	tons	3,444,209	3,980,924	(13.5)%	4,933,138	6,148,169	(19.8)%
Own Cane	tons	3,242,353	3,820,389	(15.1)%	4,699,538	5,927,888	(20.7)%
Third Party Cane	tons	201,856	160,535	25.7%	233,600	220,281	6.0%
Production
TRS Equivalent Produced	tons	439,443	534,251	(17.7)%	610,330	805,958	(24.3)%
Sugar	tons	199,175	233,881	(14.8)%	262,818	353,312	(25.6)%
Ethanol	M3	136,328	171,654	(20.6)%	197,388	258,951	(23.8)%
Hydrous Ethanol	M3	98,756	143,401	(31.1)%	132,220	223,192	(40.8)%
Anhydrous Ethanol (1)	M3	37,572	28,254	33.0%	65,168	35,759	82.2%
Sugar mix in production	%	50%	49%	3.1%	48%	49%	(1.7)%
Ethanol mix in production	%	50%	51%	(3.0)%	52%	51%	1.6%
Energy Exported (sold to grid)	MWh	200,016	249,076	(19.7)%	256,264	321,190	(20.2)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	58.1	62.6	(7.2)%	51.9	52.2	(0.6)%
Agricultural Metrics
Harvested area	Hectares	44,614	49,495	(9.9)%	72,396	79,623	(9.1)%
Yield	tons/hectare	73	77	(5.8)%	65	74	(12.5)%
TRS content	kg/ton	123	127	(3.8)%	118	124	(5.0)%
Area
Sugarcane Plantation	hectares	222,383	204,094	9.0%	222,383	204,094	9.0%
Expansion Area	hectares	3,256	2,652	22.8%	9,387	5,347	75.6%
Renewal Area	hectares	6,244	6,583	(5.1)%	11,234	15,229	(26.2)%
(1) Does not include 2,761 and 11,204 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 2Q25 and 6M25, respectively. During 6M24, we dehydrated 5,965 cubic meters of hydrous ethanol (no dehydration during 2Q24).

Despite the dry weather conditions experienced throughout 2024 and early 2025, rainfalls received during 2Q25, mainly in the month of April (75% above the 15-year average), enabled our sugarcane plantation to continue its growth cycle. Therefore, we harvested cane with much greater productivity indicators than the prior quarters. Nevertheless, the distribution of rains resulted in a reduction in effective milling days of 13.9% year-over- year, from 74 days in 2Q24 to 63 days in 2Q25. Consequently, crushing volume during the quarter amounted to 3.4 million tons, 13.5% lower than the same period of last year. In terms of productivity, yield and TRS content reached 73 tons per hectare and 123 kg/ton, respectively, marking a 5.8% and 3.8% year-over-year decline, whereas on a quarter-over-quarter basis, they saw a 37.1% and 12.5% improvement. This recovery was mainly explained by (i) the aforementioned rains received; coupled with (ii) our decision made not to enter into certain areas during 1Q25 in order to allow cane with greater growth potential to benefit from future rainfalls.

Year-to-date, total crushing volume reached 4.9 million tons, marking a 19.8% decrease compared to last year driven by the selective crushing done in 1Q25 (mostly cane with 5th cuts and above) and a rainy 2Q25, as previously explained. Therefore, our average yield stood at 65 tons per hectare, 12.5% lower year-over-year, whereas TRS content was down to 118 kg/ton compared to 124 kg/ton during 6M24.
In line with our strategy to maximize production of the product with the highest marginal contribution, we prioritized the production of sugar throughout the quarter. Within our ethanol production, we continued to maximize the production of hydrous ethanol as this type of fuel was preferred by consumers over gasoline given its better pricing at the pump, thus gaining market share in the Otto cycle. Moreover, we can dehydrate hydrous ethanol at any time and turn it into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
On a year-to-date basis, we maximized the production of sugar throughout the year given its attractive premium over ethanol, as was the case in 6M24. Nevertheless, the total volume produced for both sugar and ethanol saw a 25.6% and 23.8% reduction throughout the period, respectively, in line with the aforementioned decline in total TRS equivalent produced.
Exported energy during the quarter totaled 200 thousand MWh, 19.7% lower compared to 2Q24, whereas year-to-date it reached 256 thousand MWh, marking a 20.2% year-over-year decrease. This was explained by (i) the decline in crushing volume reported in both periods, together with (ii) our decision to store some of our bagasse during 2Q25 to profit from better expected spot prices during the dry season. Thus, our cogeneration efficiency stood at 58.1 and 51.9 KWh sold per ton of cane crushed during 2Q25 and 6M25, respectively.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	2Q25	2Q24	Chg %	2Q25	2Q24	Chg %	2Q25	2Q24	Chg %
Sugar (tons)	90,692	90,363	0.4%	213,103	201,367	5.8%	426	449	(5.2)%
Ethanol (cubic meters)	77,986	67,601	15.4%	166,517	146,932	13.3%	468	460	1.8%
Hydrous Ethanol (cubic meters)	52,406	43,946	19.3%	117,019	98,097	19.3%	448	448	—%
Anhydrous Ethanol (cubic meters)	25,580	23,655	8.1%	49,498	48,835	1.4%	517	484	6.7%
Energy (Mwh) (2)	9,331	8,633	8.1%	232,589	261,326	(11.0)%	40	33	21.4%
CBios	2,712	2,353	15.3%	278,698	151,890	83.5%	10	15	(37.2)%
Others (5)	197	418	(52.9)%	213	421	(49.4)%	925	993	(6.8)%
TOTAL (3)	180,918	169,368	6.8%
Cover Crops (tons) (4)	1,890	2,375	(20.4)%	5,511	6,240	(11.7)%	343	381	(9.9)%
TOTAL NET SALES (1)	182,808	171,743	6.4%

NET SALES BREAKDOWN	6M25	6M24	Chg %	6M25	6M24	Chg %	6M25	6M24	Chg %
Sugar (tons)	126,756	153,504	(17.4)%	290,107	321,495	(9.8)%	437	477	(8.5)%
Ethanol (cubic meters)	152,895	100,306	52.4%	328,126	225,443	45.5%	466	445	4.7%
Hydrous Ethanol (cubic meters)	113,763	63,288	79.8%	252,223	146,150	72.6%	451	433	4.2%
Anhydrous Ethanol (cubic meters)	39,132	37,018	5.7%	75,903	79,293	(4.3)%	516	467	10.4%
Energy (Mwh) (2)	11,557	10,885	6.2%	306,334	352,276	(13.0)%	38	31	22.1%
CBios	4,027	4,009	0.4%	392,732	240,651	63.2%	10	17	(38.4)%
Others (5)	202	485	(58.4)%	218	486	(55.1)%	927	998	(7.1)%
TOTAL (3)	295,437	269,189	9.8%
Cover Crops (tons) (4)	6,243	5,947	5.0%	18,426	15,330	20.2%	339	388	(12.7)%
TOTAL NET SALES (1)	301,680	275,136	9.6%

HIGHLIGHTS - $ thousand	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Net Sales (1)	182,808	171,743	6.4%	301,680	275,136	9.6%
Margin on Manufacturing and Agricultural Act. Before Opex	50,135	59,539	(15.8)%	75,937	108,080	(29.7)%
Adjusted EBITDA	68,100	106,886	(36.3)%	97,951	158,741	(38.3)%
Adjusted EBITDA Margin	37.3%	62.2%	(40.1)%	32.5%	57.7%	(43.7)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales do not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 2Q25 was $68.1 million, 36.3% lower than the same period of last year. Despite a year-over-year increase in net sales, lower EBITDA generation was mainly driven by (i) a $13.1 million year-over-year loss in the mark-to-market of our commodity hedge position on lower gains presented versus 2Q24; coupled with (ii) a $12.7 million year-over-year loss in the mark-to-market of our biological assets. In this case, the year-over-year decline is mainly explained by the lower quantity of harvested cane. Furthermore, results were also affected by a $1.1 million year-over-year increase in selling expenses on higher PIS/COFINS and INSS due to higher volumes of ethanol sold. On a year-to-date basis, Adjusted

EBITDA amounted to $98.0 million, presenting an 38.3% decrease versus last year explained by the same aforementioned drivers.
Net sales reached $182.8 million during 2Q25, marking a 6.4% increase compared to the previous year on higher selling volumes and prices of ethanol, coupled with greater energy prices and sugar volumes sold, which in turn fully offset the decline in sugar prices in US dollar terms. During the first semester, net sales amounted to $301.7 million, 9.6% higher year-over-year mostly explained by higher volumes and prices for our ethanol sales.
In the case of sugar, revenues remained unchanged versus 2Q24 due to higher volumes sold, which in turn fully offset the decline in sugar prices in US dollar terms. Due to our constructive view on sugar prices for the upcoming months, volumes sold during the period were mostly related to the delivery of contracts, coupled with the sale of bagged VHP, which commanded a premium over spot prices. On an year-to-date basis, sugar sales were 17.4% down year-over-year, explained by the aforementioned decrease in prices as well as to a decline in selling volumes as sugar production during the period was down 25.6% year-over-year given the lower crushing volume and TRS content.
Ethanol sales presented a 15.4% year-over-year increase during 2Q25 on higher volume sold and prices. As anticipated, ethanol prices throughout the period remained strong, despite the beginning of Brazil's 2025/26 harvest season as mills were maximizing the production of sugar and consumer's preference continued to favor hydrous ethanol over gasoline given its attractiveness at the pump. Therefore, we sold what we produced over the period to profit from this scenario and free up storage capacity, if needed. On a year-to-date basis, higher ethanol revenues were mostly driven by our strategic decision to clear out our tanks and sell our daily production to profit from the recovery in prices (our average net selling price during 6M25 was ∼R$2,700/m3, 17.6% higher than the same period of last year). This shows our commercial flexibility to decide when to conduct our sales and consequently, maximize profits.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $2.7 million worth of CBios, marking a 15.3% year-over-year increase. Year-to-date, we have already sold 393 thousand CBios, amounting to $4.0 million.
Net sales of energy presented a year-over-year increase for both 2Q25 and 6M25. This was fully explained by a 21.4% and 22.1% year-over-year increase in the average selling price, which, in turn, fully offset the year-over-year decline in volume exported given the year-over-year decrease in crushing volume.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	2Q25	2Q24	Chg %	2Q25	2Q24	Chg %
Industrial costs	25,148	28,671	(12.3)%	2.8	2.7	5.4%
Industrial costs	18,587	22,825	(18.6)%	2.1	2.1	(2.2)%
Cane from 3rd parties	6,561	5,846	12.2%	0.7	0.5	34.9%
Agricultural costs	90,201	107,249	(15.9)%	10.1	10.0	1.1%
Harvest costs	32,733	42,197	(22.4)%	3.7	3.9	(6.8)%
Cane depreciation	24,728	30,418	(18.7)%	2.8	2.8	(2.3)%
Agricultural Partnership Costs	11,005	15,897	(30.8)%	1.2	1.5	(16.8)%
Maintenance costs	21,735	18,737	16.0%	2.4	1.8	39.4%
Total Production Costs	115,349	135,920	(15.1)%	13.0	12.7	2.0%
Depreciation & Amortization PP&E	(43,369)	(55,328)	(21.6)%	(4.9)	(5.2)	(5.8)%
Total Production Costs (excl D&A)	71,980	80,592	(10.7)%	8.1	7.5	7.3%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	6M25	6M24	Chg %	6M25	6M24	Chg %
Industrial costs	32,885	43,161	(23.8)%	2.7	2.7	(0.1)%
Industrial costs	25,833	35,488	(27.2)%	2.1	2.2	(4.5)%
Cane from 3rd parties	7,052	7,673	(8.1)%	0.6	0.5	20.6%
Agricultural costs	141,463	171,202	(17.4)%	11.6	10.7	8.4%
Harvest costs	49,713	63,086	(21.2)%	4.1	3.9	3.4%
Cane depreciation	34,919	46,263	(24.5)%	2.9	2.9	(1.0)%
Agricultural Partnership Costs	17,094	25,678	(33.4)%	1.4	1.6	(12.7)%
Maintenance costs	39,737	36,175	9.8%	3.2	2.3	44.1%
Total Production Costs	174,348	214,363	(18.7)%	14.3	13.4	6.7%
Depreciation & Amortization PP&E	(64,456)	(87,643)	(26.5)%	(5.3)	(5.5)	(3.5)%
Total Production Costs (excl D&A)	109,891	126,720	(13.3)%	9.0	7.9	13.7%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

In 2Q25, total production costs excluding depreciation and amortization totaled 8.1 cts/lb, marking a 7.3% year-over-year increase. Although production costs in nominal terms experienced a 10.7% year-over-year decrease, in line with the decline in crushing throughout the period, the increase in unitary costs was mainly explained by (i) higher maintenance costs on higher agricultural inputs usage, such as fertilizers; coupled with (ii) higher cane sourcing from third parties. On a year-to-date basis, our production cost amounted to 9.0 cts/lb, 13.7% higher than the same period of last year, mostly explained by a less efficient dilution of both our fixed and variable costs given the 24.3% decrease in total TRS equivalent produced, partially offset by the depreciation of the Brazilian Real versus the same period of last year.

Farming - Financial Performance

FARMING - FINANCIAL HIGHLIGHTS
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Gross Sales
Crops	72,665	76,506	(5.0)%	116,764	108,465	7.7%
Rice	59,750	70,972	(15.8)%	137,395	128,911	6.6%
Dairy	68,758	69,140	(0.6)%	145,083	125,834	15.3%
Total Sales	201,173	216,618	(7.1)%	399,242	363,210	9.9%
Adjusted EBITDA (1)
Crops	(11,425)	15,481	(173.8)%	(11,341)	20,263	(156.0)%
Rice	2,913	11,184	(74.0)%	12,636	43,969	(71.3)%
Dairy	9,593	11,127	(13.8)%	16,433	17,574	(6.5)%
Total Adjusted EBITDA (1)	1,081	37,792	(97.1)%	17,728	81,806	(78.3)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 24 for a reconciliation of Adjusted EBITDA.
Adjusted EBITDA in our Farming business totaled $1.1 million in 2Q25, marking a $36.7 million decrease compared to the same period of last year. Excluding the sale of La Pecuaria Farm during 2Q24 ($15.0 million in Adjusted EBITDA generation for Crops), Adjusted EBITDA was down $21.7 million year-over-year. This was mostly explained by (i) year-over-year losses in the mark-to-market of our biological assets for both our Crops and Rice operations; coupled with (ii) higher costs in U.S. dollar terms across all the segments. In the case of Crops, lower peanut margins compared to the prior harvest were the main driver towards the lower results. In Rice, lower prices at the moment of harvest fully offset the record production explained by record yields and higher planted area. In Dairy, higher costs in U.S. dollar terms, mainly from raw milk purchases, was the main contributor towards the decline in Adjusted EBITDA generation.
Year-to-date, Adjusted EBITDA was $17.7 million, $64.1 million lower than the previous year. Excluding the $15.0 million Adjusted EBITDA booked in our Crops operations due to the aforesaid farm sale, the year-over-year decline is reduced to $49.1 million. Again, results were negatively impacted by the underperformance of the three business units due to the previously explained drivers.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	2Q25	2Q24	Chg %	2Q25	2Q24	Chg %	2Q25	2Q24	Chg %
Soybean	33,345	37,134	(10.2)%	113,046	118,758	(4.8)%	295	313	(5.7)%
Corn (1)	15,475	23,375	(33.8)%	83,749	133,559	(37.3)%	185	175	5.6%
Wheat (2)	2,325	592	292.7%	11,653	2,801	316.0%	200	211	(5.6)%
Sunflower	4,343	2,693	61.2%	8,735	4,191	108.4%	497	643	(22.6)%
Cotton Lint	559	740	(24.5)%	269	519	(48.3)%	2,082	1,425	46.1%
Peanut	11,535	8,824	30.7%	7,470	5,130	45.6%	1,544	1,720	(10.2)%
Others (3)	5,083	3,148	61.5%	893	128	596.6%
Total	72,665	76,506	(5.0)%	225,816	265,086	(14.8)%

GROSS SALES BREAKDOWN	6M25	6M24	Chg %	6M25	6M24	Chg %	6M25	6M24	Chg %
Soybean	35,106	39,308	(10.7)%	119,562	125,736	(4.9)%	294	313	(6.1)%
Corn (1)	23,020	26,767	(14.0)%	123,543	152,532	(19.0)%	186	175	6.2%
Wheat (2)	8,832	9,321	(5.2)%	43,782	43,026	1.8%	202	217	(6.9)%
Sunflower	7,273	5,483	32.7%	13,237	9,475	39.7%	549	579	(5.0)%
Cotton Lint	2,388	1,802	32.5%	1,520	1,291	17.7%	1,572	1,396	12.6%
Peanut	32,576	18,199	79.0%	19,523	10,797	80.8%	1,669	1,686	(1.0)%
Others (3)	7,569	7,585	(0.2)%	1,298	818	58.8%
Total	116,764	108,465	7.7%	322,464	343,674	(6.2)%

HIGHLIGHTS - $ thousand	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Gross Sales	72,665	76,506	(5.0)%	116,764	108,465	7.7%
Adjusted EBITDA	(11,425)	15,481	(173.8)%	(11,341)	20,263	(156.0)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
In 2Q25, sales were down year-over-year on lower volumes sold, mainly corn, whereas prices had a mixed performance. Focusing on volumes, the decline in corn was mainly explained by a lower early corn production given the dry weather experienced during summer, which negatively impacted yields. Despite this, we are seeing a significant recovery in our late corn production (currently being harvested). In terms of pricing, international prices for the main commodities continue to be pressured due to greater global supply. On a year-to-date basis, sales were 7.7% higher year-over-year on greater volumes sold of peanut, which in turn, fully offset the lower volumes of soybean and corn and the mixed price performance.
Adjusted EBITDA for 2Q25 was $26.9 million lower than 2Q24 due to an uneven year-over-year comparison as the latter reflects the sale of La Pecuaria Farm completed in April 2024 ($15.0 million booked in Adjusted EBITDA), whereas no farm sales were conducted during 2Q25. Excluding this effect in both 2Q24 & 6M24, Adjusted EBITDA was down by $11.9 million and $16.6 million during 2Q25 and 6M25, respectively. Results were negatively impacted by year-over-year losses in the mark-to-market of our biological assets line mainly due to lower peanut margins versus the prior season. Moreover, overall results were also pressured by an uneven performance in yields, mixed prices and higher costs in U.S. dollar terms.

Rice Segment

RICE
Highlights	metric	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Gross Sales	$ thousands	59,750	70,972	(15.8)%	137,395	128,911	6.6%
Sales of white rice	thousand tons (1)	74	78	(4.8)%	180	130	38.9%
	$ per ton	665	792	(16.0)%	654	857	(23.7)%
	$ thousands	49,116	61,465	(20.1)%	117,975	111,307	6.0%
Sales of By-products	$ thousands	10,634	9,507	11.9%	19,420	17,604	10.3%
Adjusted EBITDA	$ thousands	2,913	11,184	(74.0)%	12,636	43,969	(71.3)%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	81	64	26.2%	178	130	36.6%
Ending stock - White Rice	thousand tons	69	39	79.8%	69	39	79.8%
(1) Includes the sale of 1k tons of white rice sourced from third-parties during 6M24 (no sourcing made during 2Q25, 6M25 & 2Q24). (2) Expressed in white rice equivalent.

During 2Q25, rice sales decreased 15.8% year-over-year due to a reduction in volumes sold, coupled with a $127/ton drop in the average selling price. As explained in prior releases, global prices of long grain white rice have significantly come down from the high levels seen during 2024, on the back of (i) higher global supply given the return of India to the market, as well as due to (ii) a solid 2024/25 campaign in South America. On that regard, we were able to partially mitigate the aforementioned decline thanks to the development and production of different rice varieties that command a price premium over long grain white rice. Therefore, our average selling price remained unchanged quarter-over-quarter due to a better product mix, mainly from double grain rice variety. On a year-to-date basis, the increase in sales was driven by higher volumes sold due to (i) greater rice availability on record production achieved during the 2024/25 harvest season, together with (ii) the sale of the inventories that we carried-over from 4Q24 into 1Q25 given a delayed departure of a maritime cargo. This, in turn, fully offset the 23.7% year-over-year decline in prices driven by the aforementioned drivers.
Adjusted EBITDA amounted to $2.9 million and $12.6 million in 2Q25 and 6M25, respectively, 74.0% and 71.3% lower year-over-year. Despite a record production on better productivity and higher planted area, lower EBITDA generation was fully explained by (i) an uneven year-over-year comparison due to outlier prices; (ii) higher costs in U.S. dollar terms; coupled with (iii) year-over-year losses reported in our biological assets line on lower prices at the moment of harvest ($89/ton less than the prior year).

Dairy Segment

DAIRY
Highlights	metric	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Gross Sales	$ thousands (1)	68,758	69,140	(0.6)%	145,083	125,834	15.3%
	million liters (2) (3)	95.9	85.9	11.7%	185.1	174.8	5.9%
Adjusted EBITDA	$ thousands	9,593	11,127	(13.8)%	16,433	17,574	(6.5)%

Dairy - Farm
Milking Cows	average heads	14,445	14,568	(0.8)%	14,419	14,488	(0.5)%
Cow Productivity	liter/cow/day	35.8	36.9	(3.0)%	35.7	37.1	(3.8)%
Total Milk Produced	million liters	47.1	48.9	(3.8)%	93.2	97.8	(4.8)%

Dairy - Industry
Total Milk Processed	million liters	98.3	86.0	14.3%	184.1	167.2	10.1%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 2Q25, raw milk production was 47.1 million liters, marking a 3.8% year-over-year decline. This was explained by lower cow productivity versus the same period of last year, although levels are still strong at 35.8 liters per cow per day. Year-to-date, total raw milk production amounted to 93.2 million liters, marking a 4.8% year-over-year decrease compared to the previous year, as milk production stood at 35.7 liters per cow per day. We expect cow productivity to normalize during the upcoming quarters.
At the industry level, we processed 98.3 million liters of raw milk during the quarter, 14.3% higher than last year. Out of this volume, approximately 35% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the first semester, total processed milk amounted to 184.1 million liters of raw milk, marking a 10.1% year-over-year increase. We continue working on product development for the domestic and export market, offering higher value added products as well as commoditized products, and being present across different price tiers with our consumer product brands.
Adjusted EBITDA amounted to $9.6 million and $16.4 million in 2Q25 and 6M25, respectively, marking a 13.8% and 6.5% decrease compared to the same period of last year. Despite higher volumes sold of our value added products, results were negatively impacted by higher costs in U.S. dollar terms. We continue working towards achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain, as well as in the development of new markets for our wide portfolio of value added products.
Adjusted EBIT was $6.1 million and $9.4 million during 2Q25 and 6M25, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the year-to-date results decrease to negative $7.2 million.

Corporate expenses

CORPORATE EXPENSES
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Corporate Expenses	(13,814)	(4,683)	195.0%	(24,366)	(10,436)	133.5%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. Corporate expenses for 2Q25 amounted to $13.8 million, $9.1 million higher than the previous year, while year-to-date they amounted to $24.4 million, marking a $13.9 million year-over-year increase. Excluding one-off expenses, such as the financial & legal advisory fees and other related costs incurred in connection with Tether's tender offer for our common shares, corporate expenses were $8.1 million and $15.2 million during the 2Q25 and 6M25, respectively, $3.4 million and $4.7 million higher year-over-year due to higher costs in U.S. dollar terms.

Net Income & Adjusted Net Income
Net income amounted to negative $17.0 million during 2Q25, whereas on a year-to-date basis it reached $1.7 million, marking a $26.9 million and $55.5 million year-over-year decrease, respectively.
Nevertheless, once we exclude the impact of foreign exchange variation, as well as inflation accounting effects (all non-cash impacts), adjusted net income reached negative $14.0 million during the quarter, whereas on an accumulated basis it amounted to negative $27.5 million. The main drivers behind the year-over-year losses were (i) the lower results at a consolidated level as explained throughout this earnings release; together with (ii) lower income tax gains throughout both periods; and (iii) higher interest expenses on higher debt levels.

ADJUSTED NET INCOME (1)
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Profit for the period	(17,043)	9,868	(272.7)%	1,664	57,212	(97.1)%
Foreign exchange losses/(gains), net	(774)	27,647	(102.8)%	(34,000)	22,023	(254.4)%
Cash flow hedge - transfer from equity	—	26,312	(100.0)%	—	26,312	(100.0)%
Inflation accounting effects	5,727	27,100	(78.9)%	5,317	(5,617)	n.a
Net results from Fair Value adjustment of Investment Property	(1,929)	5,503	(135.1)%	(479)	19,805	(102.4)%
Revaluation surplus of farmland sold	—	9,024	(100.0)%	—	9,024	(100.0)%
Adjusted Net Income	(14,019)	105,454	(113.3)%	(27,498)	128,759	(121.4)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 24 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	2Q25	1Q25	Chg %	2Q24	Chg %
Farming	198,277	242,191	(18.1)%	119,791	65.5%
Short term Debt	167,910	189,638	(11.5)%	105,843	58.6%
Long term Debt	30,367	52,552	(42.2)%	13,948	117.7%
Sugar, Ethanol & Energy	706,630	676,259	4.5%	710,880	(0.6)%
Short term Debt	54,002	43,230	24.9%	46,023	17.3%
Long term Debt	652,628	633,029	3.1%	664,857	(1.8)%
Total Short term Debt	221,912	232,868	(4.7)%	151,866	46.1%
Total Long term Debt	682,995	685,581	(0.4)%	678,805	0.6%
Gross Debt	904,907	918,449	(1.5)%	830,671	8.9%
Cash & Equivalents	180,607	179,530	0.6%	140,311	28.7%
Short-Term Investments	25,065	59,440	(57.8)%	58,616	(57.2)%
Net Debt	699,235	679,479	2.9%	631,744	10.7%
EOP Net Debt / Adj. EBITDA LTM	2.3x	1.7x	31.4%	1.3x	74.4%

As of June 30, 2025, Adecoagro's net debt position amounted to $699.2 million, marking a 10.7% year-over-year increase. Due to the seasonality of our operations, the first half of the year is when we have the highest working capital requirements, mainly in our Farming operations, as it is the moment when we undergo planting/harvesting activities for most of our crops. The year-over-year increase in our net debt is mainly explained by a 46.1% increase in our short-term borrowings, as we were able to secure short-term financing for our working capital needs in our Farming businesses at attractive rates given the overall decline in consolidated results on a last-twelve-months basis. In terms of liquidity, our ratio stood at 1.6x, showing the Company's full capacity to repay short term debt with its cash balance.
Our Net Debt ratio (Net Debt/EBITDA) as of 2Q25 was 2.3x, 74.4% higher than the previous year mainly explained by the lower EBITDA generation during the last twelve months given the challenging price scenario for most of the commodities and value-added products that we produce. We continue with our disciplined capital allocation strategy, which includes investing in growth projects with attractive returns across our operations as well as distributing cash to shareholders; while keeping financial flexibility and diligently reducing our gross debt and cash as efficiently as possible.
We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also in terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Farming	15,107	7,110	112.5%	28,418	28,562	(0.5)%
Expansion	8,598	3,857	122.9%	15,129	19,422	(22.1)%
Maintenance	6,509	3,254	100.1%	13,289	9,139	45.4%
Sugar, Ethanol & Energy	42,258	52,838	(20.0)%	113,549	138,532	(18.0)%
Maintenance	27,603	39,917	(30.8)%	75,297	112,499	(33.1)%
Planting	20,181	24,853	(18.8)%	34,177	44,475	(23.2)%
Industrial & Agricultural Machinery	7,422	15,064	(50.7)%	41,120	68,024	(39.5)%
Expansion	14,655	12,921	13.4%	38,252	26,033	46.9%
Planting	12,256	10,916	12.3%	27,190	21,943	23.9%
Industrial & Agricultural Machinery	2,399	2,005	19.7%	11,062	4,090	170.5%
Total	57,366	59,948	(4.3)%	141,967	167,093	(15.0)%
Total Maintenance Capex	34,112	43,171	(21.0)%	88,586	121,638	(27.2)%
Total Expansion Capex	23,253	16,778	38.6%	53,381	45,455	17.4%
Adecoagro's capital expenditures amounted to $57.4 million in 2Q24, 4.3% lower compared to the previous year, while on an accumulated basis it reached $142.0 million, marking a 15.0% year-over-year decrease.
The Sugar, Ethanol and Energy business accounted for 74% or $42.3 million of total capex during the quarter. The total year-over-year reduction in maintenance capex is explained by (i) a more equal distribution of the maintenance activities done at the mills throughout the year, together with (ii) lower renewal planting costs given the use of pre-sprouted seedling (MPB), which is produced in our own biofactory and therefore helps us to reduce our seedling costs. On the other hand, expansion capex was 13.4% higher year-over-year due to greater sugarcane expansion planting and the acquisition of two-row harvesters and grunner trucks, which reduce soil compaction and diesel consumption. Year-to-date, capital expenditures amounted to $113.5 million for this business unit.
The Farming businesses accounted for 26%, or $15.1 million of total capex in 2Q25. The renewal of our agricultural equipment, as well as of our light fleet vehicles, were the main drivers towards the year-over-year increase in maintenance capex. Regarding expansion capex, investments in this front were mostly related to (i) the development of croppable land for our Rice operations; (ii) the expansion of our Parboil production capacity at San Salvador rice mill; coupled with (iii) industrial improvements in our Morteros milk processing facility to enhance efficiencies and expand our product portfolio. On a year-to-date basis, total capex amounted to $28.4 million, in line with the previous year.

Other Operational & Financial Metrics

2024/25 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2024/25 Harvested Area			Yields (Tons per hectare)
	2024/25	2023/24	Chg %	Hectares	% Harvested	Production	2024/25	2023/24	Chg %
Soybean	50,972	64,753	(21.3)%	50,443	99.0%	141,941	2.8	2.8	0.3%
Soybean 2nd Crop	41,474	23,927	73.3%	41,359	99.7%	87,613	2.1	2.2	(3.2)%
Corn (1)	44,378	57,043	(22.2)%	40,001	90.1%	231,370	5.8	5.2	10.4%
Corn 2nd Crop	2,505	2,548	(1.7)%	1,733	69.2%	7,776	4.5	4.5	(0.8)%
Wheat (2)	47,820	28,142	69.9%	47,820	100.0%	118,384	2.5	3.1	(21.0)%
Sunflower	12,609	10,832	16.4%	12,609	100.0%	26,882	2.1	1.7	24.8%
Cotton	4,890	5,199	(5.9)%	4,890	100.0%	2,231	0.5	0.4	7.5%
Peanut	25,352	24,282	4.4%	22,490	88.7%	75,192	3.3	3.6	(7.3)%
Other (3)	10,542	3,698	185.1%	10,274	97.5%	5,849
Total Crops	240,542	220,425	9.1%	231,619	96.3%	697,238
Rice (4)	64,438	58,452	10.2%	64,438	100.0%	513,885	8.0	6.1	30.2%
Total Farming	304,980	278,877	9.4%	296,057	97.1%	1,211,122
Owned Croppable Area	99,056	99,357	(0.3)%
Leased Area	161,945	153,044	5.8%
Second Crop Area	43,978	26,476	66.1%
Total Farming Area	304,980	278,877	9.4%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans; (4) Production volume does not include 142,202 tons of rough rice sourced from third-parties.
As of beginning of August 2025, we harvested 296,057 hectares, or 97.1% of total area, and produced 1,211,122 tons of aggregate grains. The remaining hectares are expected to be fully harvested during the rest of the month. Due to the uneven weather patterns experienced across the regions where our crops are produced, average yields for the 2024/25 harvest season ended up below our initial expectations, and in-line-to-below historical average. On the other hand, our rice production reached a new record driven by record yields and planted area, as well as by our work on seed genetics and the implementation of new technologies.
Soybean 1st crop: Harvesting activities of our soybean production are almost concluded. During this campaign, the average yield stood at 2.8 Tn/Ha, in line with the previous year and historical average. Throughout the first half of the year, rainfall distribution varied across the different regions where our soybean production was located, resulting in solid yields in Argentina's Center-South region, but below historical average in the Northern and Western regions due to a lack of precipitations.
Corn: As of the date of this report, we are still undergoing harvesting activities for our late corn, whereas early corn harvest has been completed. As explained in our prior release, the production of our early corn was negatively impacted by the dry weather and high temperatures experienced throughout December and January, moment when yields were being defined. Nevertheless, in the case of late corn we are seeing a significant recovery in our production due to the normal weather conditions experienced throughout its development stage. Overall, we foresee better yields than in the 2023/24 harvest season, but in line with historical average.
Peanut: Harvesting activities are still underway, with approximately 10% of our area left to be harvested. So far, we have reached a yield of 3.3 Tn/ha, slightly above historical average but below the record achieved during the previous campaign. Throughout this year, our peanut production received the necessary rainfalls during summertime to undergo a normal crop development, despite low temperatures registered during the month of April, which slightly reduced the full potential of the crop. We expect to conclude this harvest season with an average yield in line with historical.
Winter Crops: We are undergoing planting activities related to the 2025/26 harvest season for our winter crops (mainly wheat), with a total planting area expectation of approximately 27,000 hectares. The year-over-year decline in planted area is mostly explained by (i) our decision to reduce our exposure in the Northern region, which last year amounted to ∼15,000 hectares, together with (ii) a decrease in leased hectares, in order to improve crops margins. In terms of soil moisture, rainfalls received during the first half of the year favored the progress of planting activities across the country and therefore a solid campaign from Argentina at a national level is expected so far (∼21 million tons for wheat). Weather evolution throughout the second semester will be key for yield definition.
Rice: We concluded harvesting activities for our rice by mid 2Q25, reaching a record yield of 8.0 Tn/ha. As stated in the previous releases, our work on seed genetics, team's consolidation and the implementation of new technologies throughout the years, together with good weather conditions experienced during summertime, resulted in record productivity levels in our rice farms.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	2Q25	2Q24	% Chg	2Q25	2Q24	% Chg
Soybean	tons	169,109	115,712	46.1%	38,961	33,296	17.0%
Corn (1)	tons	109,553	114,963	(4.7)%	16,908	17,366	(2.6)%
Wheat (2)	tons	41,584	30,843	34.8%	7,661	6,890	11.2%
Sunflower	tons	4,208	1,171	259.5%	1,457	615	137.1%
Cotton	tons	428	1,498	(71.5)%	446	1,272	(64.9)%
Rice (3)	tons	69,317	38,560	79.8%	22,932	20,104	14.1%
Peanut	tons	12,523	9,974	25.6%	13,102	13,845	(5.4)%
Organic Sugar	tons	—	30	(100.0)%	—	13	(100.0)%
Sugar	tons	34,253	109,221	(68.6)%	10,605	32,874	(67.7)%
Ethanol	m3	33,302	218,438	(84.8)%	15,070	97,181	(84.5)%
Hydrous Ethanol	m3	26,924	205,707	(86.9)%	12,142	91,187	(86.7)%
Anhydrous Ethanol	m3	6,379	12,732	(49.9)%	2,928	5,994	(51.2)%
Fluid Milk	Th Lts	14,228	5,925	140.1%	9,497	4,207	125.7%
Powder Milk	tons	2,220	951	133.4%	7,615	3,859	97.4%
Cheese	tons	770	764	0.7%	3,130	3,485	(10.2)%
Butter	tons	190	80	137.3%	1,083	478	126.8%
Cbios	units	162,701	69,199	135.1%	1,567	822	90.6%
Fuel	m3	52	198	(73.8)%	55	199	(72.4)%
Others	tons	4,882	1,832	166.5%	4,129	1,237	233.8%
Total					154,220	237,740	(35.1)%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Variations in inventory levels between 2Q25 and 2Q24 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained,
(iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of June 30, 2025
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2024/2025 Harvest season
Soybeans (tons)	140,704	296.7	1,188.9	71%
Corn (tons)	147,466	187.5	599.3	70%
Wheat (tons)	62,256	217.5	705.7	74%
2025/2026 Harvest season
Soybeans (tons)	—	—	—	—%
Corn (tons)	—	—	—	—%
Wheat (tons)	—	—	—	—%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2025 FY
Sugar (tons)	410,566	445.2	20.2	61%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	662,616	42.8	n.a.	82%
2026 FY
Sugar (tons)	—	—	—	—%
Ethanol (m3)	—	—	—
Energy (MW/h) (1)	616,752	37.8	n.a	72%
(1) Energy prices in 2025 were converted to USD at an exchange rate of BRL/USD 5.67. Energy prices in 2026 were converted to USD at an exchange rate of BRL/USD 5.80.

2Q25 Market Highlights
◦During 2Q25, global sugar prices declined steadily, dropping below 16 cts/lb by end of June, the lowest level seen since April 2021. This weakness was driven by (i) optimism given the beginning of season in Brazil's Center-South region, (ii) a better outlook for India's and Thailand's harvests, coupled with (iii) growing speculative fund activity. Despite a solid start in Brazil, May data showed lower TRS and total output year-over-year, while macroeconomic concerns such as U.S. tariff announcements and recession fears, added pressure to the bearish sentiment. Although the 2025/26 forecasted global surplus has been cut down significantly due to lower expected output coming from Brazil's Center-South region in 4Q, sugar prices have fallen close to ethanol parity and to Brazil's cost of production for the first time since 2020, raising doubts over expected supply. Going forward, the market remains sensitive to supply signals, paying special focus on Brazil's production pace during 3Q, rainfall evolution in Europe, and India's cane area and yield updates. Overall, funds have a significant net short position in the commodity, therefore any shortfall in current supply expectations could lead to a hike in prices.
◦Ethanol prices softened during 2Q25, pressured by seasonal supply and a decline in gasoline prices. Despite this, prices showed some resilience due to temporary supply constraints as mills continued to maximize sugar production under a scenario of weaker productivity indicators. According to ESALQ, hydrous and anhydrous ethanol prices decreased by 5% and 4% quarter-over-quarter, even though they remained up 13% and 14% year-over-year. In terms of sales, consumer preference continues to favor hydrous ethanol over gasoline. Furthermore, Brazil's national government confirmed the E30 mandate (which states an increase in the average ethanol blended into gasoline from 27% to 30%), starting on August 1st, potentially boosting annual demand and offering price support. This policy shift, together with a strong demand and the evolution of Brazil's Center-South harvest may further support ethanol prices during the second half of the year.
◦Brazil's carbon credit market under the RenovaBio program presented a 30% year-over-year decrease in 2Q25, reaching an average price of 63 BRL/CBio (approximately 11 USD/CBio), compared to 90 BRL/CBio (17 USD/CBio) in 2Q24.
◦In 2Q25, energy spot prices in the southeast region of Brazil were 244% higher year-over-year and 35% higher compared to 1Q25. The peak in prices was recorded in June, explained by the lower precipitations observed during the month. Southeast reservoir levels stood at 66% during June, marking a 2% decrease versus the previous month.
◦During 2Q25, soybean prices traded 1% lower at CBOT compared to 1Q25, while corn prices declined by 5%. The decrease was mainly explained by the market expectations of ample global supply, coupled with favorable weather conditions for the ongoing harvest season in the U.S. In the Argentine local market, soybean and corn prices decreased by 9% and 11%, respectively, compared to 1Q25. This was primarily driven by greater soybean and corn supply as the harvest pace for both crops advanced.
◦In 2Q25, global rices prices continued their downward trend due to strong supply from most origins in Asia and America, combined with slower sales in key destination markets. In America, current prices are discouraging planting intentions for the 2025/26 harvest season. For example, the U.S. is reducing its planted area of long grain rice by 11%, whereas in South America, a reduction of 10-15% is being estimated for the new crop, whose planting window begins in September.

◦During 2Q25, international dairy prices, such as semi hard cheese, butter, UHT milk, among others continued trading at high prices due to the low season in the Southern Hemisphere. Nevertheless, the export market started to show some regression due to (i) growth in Argentina's and Brazil's raw milk production during 1H25; (ii) Algeria denying licenses to exporters; coupled with (iii) Russia applying (once again) a 15% tax to Argentina's butter and Anhydrous Milk Fat (AMF) products. Focusing solely on Argentina's domestic market, there has been a decline in domestic prices due to an oversupply scenario.

Forward-looking Statements
.This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry.
These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 27.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments. This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	2Q25	1Q25	Chg %	2Q24	Chg %
Total Borrowings	904,907	918,449	(1.5)%	830,671	8.9%
Cash and Cash equivalents	180,607	179,530	0.6%	140,311	28.7%
Short-term investments	25,065	59,440	(57.8)%	58,616	(57.2)%
Net Debt	699,235	679,479	2.9%	631,744	10.7%

Adjusted Net Income
We define Adjusted Net Income as (i) profit/(loss) of the period/year before net gain/(losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Profit for the period	(17,043)	9,868	(272.7)%	1,664	57,212	(97.1)%
Foreign exchange losses/(gains), net	(774)	27,647	(102.8)%	(34,000)	22,023	(254.4)%
Cash flow hedge - transfer from equity	—	26,312	(100.0)%	—	26,312	(100.0)%
Inflation accounting effects	5,727	27,100	(78.9)%	5,317	(5,617)	n.a
Net results from Fair Value adjustment of Investment Property	(1,929)	5,503	(135.1)%	(479)	19,805	(102.4)%
Revaluation surplus of farmland sold	—	9,024	(100.0)%	—	9,024	(100.0)%
Adjusted Net Income	(14,019)	105,454	(113.3)%	(27,498)	128,759	(121.4)%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q25
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy		Corporate	Total
Sales of goods and services rendered	72,665	59,750	68,758	201,173	190,804		—	391,977
Cost of goods sold and services rendered	(74,841)	(52,674)	(58,442)	(185,957)	(141,209)		—	(327,166)
Initial recog. and changes in FV of BA and agricultural produce	(2,579)	4,193	7,850	9,464	1,135		—	10,599
Gain from changes in NRV of agricultural produce after harvest	2,124	(22)	(9)	2,093	(595)		—	1,498
Margin on Manufacturing and Agricultural Act. Before Opex	(2,631)	11,247	18,157	26,773	50,135		—	76,908
General and administrative expenses	(8,957)	(3,848)	(3,731)	(16,536)	(9,597)		(14,523)	(40,656)
Selling expenses	(4,304)	(8,727)	(8,155)	(21,186)	(20,083)		56	(41,213)
Other operating income, net	2,969	2,114	(145)	4,938	4,276		223	9,437
Profit from Operations Before Financing and Taxation	(12,923)	786	6,126	(6,011)	24,731		(14,244)	4,476
Net results from Fair value adjustment of Investment property	—	(1,922)	—	(1,922)	—		—	(1,922)
Adjusted EBIT	(12,923)	(1,136)	6,126	(7,933)	24,731	0	(14,244)	2,554
(-) Depreciation and Amortization	1,498	4,049	3,467	9,014	43,369		430	52,813
Adjusted EBITDA	(11,425)	2,913	9,593	1,081	68,100	0	(13,814)	55,367
Reconciliation to Profit/(Loss)
Adjusted EBITDA								55,367
(+) Depreciation and Amortization								(52,813)
(+) Financial result, net								(21,444)
(+) Net results from Fair value adjustment of Investment property								1,922
(+) Income Tax (Charge)/Benefit								(1,294)
(+) Translation Effect (IAS 21)								1,219
Profit/(Loss) for the Period								(17.043)

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy		Corporate		Total
Sales of goods and services rendered	76,506	70,972	69,140	216,618	180,929		—		397,547
Cost of goods sold and services rendered	(72,315)	(59,876)	(56,254)	(188,445)	(135,354)		—		(323,799)
Initial recog. and changes in FV of BA and agricultural produce	12,707	9,641	3,655	26,003	13,802		—		39,805
Gain from changes in NRV of agricultural produce after harvest	(3,895)	(18)	—	(3,913)	162		—		(3,751)
Margin on Manufacturing and Agricultural Act. Before Opex	13,003	20,719	16,541	50,263	59,539		—		109,802
General and administrative expenses	(11,916)	(5,199)	(2,845)	(19,960)	(6,326)		(4,994)		(31,280)
Selling expenses	(4,416)	(8,815)	(6,373)	(19,604)	(18,985)		53		(38,536)
Other operating income, net	18,558	(13,644)	784	5,698	17,329		(135)		22,892
Profit from Operations Before Financing and Taxation	15,229	(6,939)	8,107	16,397	51,557		(5,076)		62,878
Net results from Fair value adjustment of Investment property	(10,708)	14,474	—	3,766	—		—		3,766
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—		—		9,024
Adjusted EBIT	13,545	7,535	8,107	29,187	51,557	0	(5,076)	0	75,668
(-) Depreciation and Amortization	1,936	3,649	3,020	8,605	55,329		393		64,327
Adjusted EBITDA	15,481	11,184	11,127	37,792	106,886		(4,683)		139,995
Reconciliation to Profit/(Loss)
Adjusted EBITDA									139,995
(+) Depreciation and Amortization									(64,327)
(+) Financial result, net									(112,872)
(+) Net results from Fair value adjustment of Investment property									(3,766)
(+) Income Tax (Charge)/Benefit									57,445
(-) Transfer of revaluation surplus derived from the disposals of assets									(9,024)
(+) Translation Effect (IAS 21)									2,417
Profit/(Loss) for the Period									9.868

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M25
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	116,764	137,395	145,083	399,242	316,391	—	715,633
Cost of goods sold and services rendered	(113,238)	(111,797)	(128,582)	(353,617)	(248,392)	—	(602,009)
Initial recog. and changes in FV of BA and agricultural produce	(266)	9,151	16,641	25,526	8,712	—	34,238
Gain from changes in NRV of agricultural produce after harvest	3,560	(53)	(9)	3,498	(774)	—	2,724
Margin on Manufacturing and Agricultural Act. Before Opex	6,820	34,696	33,133	74,649	75,937	—	150,586
General and administrative expenses	(12,751)	(11,142)	(7,361)	(31,254)	(16,417)	(24,957)	(72,628)
Selling expenses	(9,352)	(20,256)	(16,404)	(46,012)	(31,899)	(136)	(78,047)
Other operating income, net	1,107	1,531	61	2,699	5,872	(143)	8,428
Profit from Operations Before Financing and Taxation	(14,176)	4,829	9,429	82	33,493	(25,236)	8,339
Net results from Fair value adjustment of Investment property	—	(479)	—	(479)	—	—	(479)
Adjusted EBIT	(14,176)	4,350	9,429	(397)	33,493	(25,236)	7,860
(-) Depreciation and Amortization	2,835	8,286	7,004	18,125	64,458	870	83,453
Adjusted EBITDA	(11,341)	12,636	16,433	17,728	97,951	(24,366)	91,313
Reconciliation to Profit/(Loss)
Adjusted EBITDA							91,313
(+) Depreciation and Amortization							(83,453)
(+) Financial result, net							(9,608)
(+) Net results from Fair value adjustment of Investment property							479
(+) Income Tax (Charge)/Benefit							1,939
(+) Translation Effect (IAS 21)							994
Profit/(Loss) for the Period							1.664

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	108,465	128,911	125,834	363,210	288,136	—	651,346
Cost of goods sold and services rendered	(102,589)	(100,321)	(103,153)	(306,063)	(217,527)	—	(523,590)
Initial recog. and changes in FV of BA and agricultural produce	26,808	31,343	4,012	62,163	36,954	—	99,117
Gain from changes in NRV of agricultural produce after harvest	(12,394)	(1)	—	(12,395)	517	—	(11,878)
Margin on Manufacturing and Agricultural Act. Before Opex	20,290	59,932	26,693	106,915	108,080	—	214,995
General and administrative expenses	(14,289)	(8,955)	(5,239)	(28,483)	(12,229)	(11,527)	(52,239)
Selling expenses	(6,949)	(15,541)	(11,554)	(34,044)	(32,270)	(27)	(66,341)
Other operating income, net	7,962	(14,242)	2,051	(4,229)	7,516	406	3,693
Profit from Operations Before Financing and Taxation	7,014	21,194	11,951	40,159	71,097	(11,148)	100,108
Net results from Fair value adjustment of Investment property	566	16,023	—	16,589	—	—	16,589
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—	—	9,024
Adjusted EBIT	16,604	37,217	11,951	65,772	71,097	(11,148)	125,721
(-) Depreciation and Amortization	3,659	6,752	5,623	16,034	87,644	712	104,390
Adjusted EBITDA	20,263	43,969	17,574	81,806	158,741	(10,436)	230,111
Reconciliation to Profit/(Loss)
Adjusted EBITDA							230,111
(+) Depreciation and Amortization							(104,390)
(+) Financial result, net							(92,385)
(+) Net results from Fair value adjustment of Investment property							(16,589)
(+) Income Tax (Charge)/Benefit							44,524
(-) Transfer of revaluation surplus derived from the disposals of assets							(9,024)
(+) Translation Effect (IAS 21)							4,965
Profit/(Loss) for the Period							57,212

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Revenue	382,080	411,417	(7.1)%	707,586	673,192	5.1%
Cost of revenue	(318,346)	(334,466)	(4.8)%	(594,582)	(539,807)	10.1%
Initial recognition and Changes in fair value of biological assets and agricultural produce	9,531	44,595	(78.6)%	33,093	107,700	(69.3)%
Changes in net realizable value of agricultural produce after harvest	1,337	(4,561)	n . a	2,560	(13,579)	n . a
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	74,602	116,985	(36.2)%	148,657	227,506	(34.7)%
General and administrative expenses	(38,686)	(33,163)	16.7%	(70,967)	(54,847)	29.4%
Selling expenses	(39,606)	(40,136)	(1.3)%	(76,752)	(68,721)	11.7%
Other operating income, net	9,385	21,609	(56.6)%	8,395	1,135	639.6%
Profit from operations	5,695	65,295	(91.3)%	9,333	105,073	(91.1)%
Finance income	6,957	(4,479)	(255.3)%	43,357	5,025	762.8%
Finance costs	(22,674)	(81,293)	(72.1)%	(47,648)	(103,027)	(53.8)%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(5,727)	(27,100)	n .a	(5,317)	5,617	n .a
Financial results, net	(21,444)	(112,872)	(81.0)%	(9,608)	(92,385)	(89.6)%
Profit / (loss) before income tax	(15,749)	(47,577)	(66.9)%	(275)	12,688	(102.2)%
Income tax	(1,294)	57,445	(102.3)%	1,939	44,524	(95.6)%
Profit for the period	(17,043)	9,868	(272.7)%	1,664	57,212	(97.1)%

Statement of Cashflows
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Cash flows from operating activities:
Profit from operations	(17,043)	9,868	(272.7)%	1,664	57,212	(97.1)%
Adjustments for:
Income tax (benefit) / expense	1,294	(57,445)	(102.3)%	(1,939)	(44,524)	(95.6)%
Depreciation	51,589	64,763	(20.3)%	81,752	104,721	(21.9)%
Amortization	452	581	(22.2)%	1,075	1,145	(6.1)%
Depreciation of right of use assets	22,561	30,843	(26.9)%	38,372	47,366	(19.0)%
Gain from disposal of farmland and other assets	—	(6,050)	n . a	—	(6,050)	n . a
Loss / (gain) from disposal of other property items	(458)	1,050	(143.6)%	(408)	332	(222.9)%
Equity settled shared-based compensation granted	10,382	1,622	540.1%	11,894	3,466	243.2%
Loss / (gain) from derivative financial instruments and forwards	(9,402)	(18,666)	(49.6)%	(7,193)	(9,344)	(23.0)%
Interest and other expense , net	16,956	27,984	(39.4)%	39,787	44,787	(11.2)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	7,226	653	n . a	(6,159)	(41,123)	(85.0)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,012)	1,824	n . a	(2,137)	5,088	n . a
Provision and allowances	14	269	(94.8)%	36	12	200.0%
Net gain from fair value adjustment of Investment property	(1,929)	5,503	n . a	(479)	19,805	n . a
Tax credit recognized	1,176	—	n . a	(3,419)	—	n . a
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	5,727	27,100	n . a	5,317	(5,617)	(194.7)%
Foreign exchange gains, net	(774)	27,647	(102.8)%	(34,000)	22,023	(254.4)%
Cash flow hedge – transfer from equity	—	26,312	(100.0)%	—	26,312	(100.0)%
Subtotal	83,759	143,858	(41.8)%	124,163	225,611	(45.0)%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	19,561	(5,393)	(462.7)%	(100,002)	(37,751)	164.9%
(Increase)/Decrease in inventories	(38,364)	(102,847)	(62.7)%	(52,824)	(167,073)	(68.4)%
(Increase)/Decrease in biological assets	40,814	90,553	(54.9)%	113,599	121,876	(6.8)%
(Increase)/Decrease in other assets	72	(10)	(820.0)%	205	(391)	(152.4)%
(Increase)/Decrease in derivatives financial instruments	2,651	20,641	(87.2)%	(1,843)	20,759	(108.9)%
(Increase)/Decrease in trade and other payables	23,854	10,666	123.6%	28,343	(40,966)	(169.2)%
(Increase)/Decrease in payroll and social securities liabilities	(480)	(1,472)	(67.4)%	1,101	(4,173)	(126.4)%
(Increase)/Decrease in provisions for other liabilities	(135)	197	(168.5)%	90	468	(80.8)%
Cash generated in operations	131,732	156,193	(15.7)%	112,832	118,360	(4.7)%
Income taxes paid	(1,625)	(1,691)	(3.9)%	(1,795)	(2,559)	(29.9)%
Net cash generated from operating activities (a)	130,107	154,502	(15.8)%	111,037	115,801	(4.1)%

Statement of Cashflows
$ thousands	2Q25	2Q24	Chg %	6M25	6M24	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired	—	(2,529)	n . a	—	(15,265)	(100.0)%
Purchases of property, plant and equipment	(53,358)	(60,143)	(11.3)%	(137,681)	(154,097)	(10.7)%
Purchase of cattle and non current biological assets planting cost	(2,401)	(1,000)	n . a	(2,542)	(1,184)	114.7%
Purchases of intangible assets	(509)	39	(1405.1)%	(818)	(557)	46.9%
Interest received	2,186	2,167	0.9%	4,000	4,473	(10.6)%
Proceeds from sale of property, plant and equipment	407	261	55.9%	615	620	(0.8)%
Proceeds from sale of farmlands	1,601	20,044	n . a	1,601	20,044	(92.0)%
Acquisition of short term	(28,523)	(30,102)	(5.2)%	(72,767)	(33,711)	115.9%
Dispositions of short term investment	56,771	15,606	263.8%	84,868	36,576	132.0%
Net cash used in investing activities (b)	(23,826)	(55,657)	(57.2)%	(122,724)	(143,101)	(14.2)%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise	45	—	n . a	45	—	n . a
Interest paid (c)	(10,836)	4,013	(370.0)%	(26,520)	(8,071)	228.6%
Proceeds from long-term borrowings	15,025	17,381	(13.6)%	27,547	20,369	35.2%
Payment of long-term borrowings	(21,169)	(11,740)	n . a	(42,602)	(11,740)	n . a
Proceeds from short-term borrowings	24,691	40,141	(38.5)%	166,725	49,871	234.3%
Payment of short-term borrowings	(55,420)	(46,814)	18.4%	(64,153)	(117,043)	(45.2)%
Payment of derivatives financial instruments	111	(139)	(179.9)%	33	(79)	n . a
Lease Payments	(40,404)	(37,156)	8.7%	(60,285)	(55,450)	8.7%
Purchase of own shares	—	(20,362)	(100.0)%	(10,210)	(41,695)	(75.5)%
Dividends paid to non-controlling interest	—	—	n . a	—	(124)	n . a
Dividends to shareholders	(17,500)	(17,500)	—%	(17,500)	(17,500)	—%
Net cash used in financing activities (d)	(105,457)	(72,176)	46.1%	(26,920)	(181,462)	(85.2)%
Net increase / (decrease) in cash and cash equivalents	824	26,669	(96.9)%	(38,607)	(208,762)	(81.5)%
Cash and cash equivalents at beginning of year	179,530	135,511	n . a	211,244	339,781	(37.8)%
Exchange gains on cash and cash equivalents (e)	253	(21,869)	(101.2)%	7,970	9,292	(14.2)%
Cash and cash equivalents at end of year	180,607	140,311	28.7%	180,607	140,311	28.7%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		2Q25	2Q24	6M25	6M24
Operating activities	(a)	19,570	34,384	2,228	(18,719)
Acquisition of short term investment	(b)	107	—	(444)	—
Investing activities	(c)	(14,397)	(4,334)	758	(4,003)
Interest paid	(d)	(3,571)	4,635	(2,338)	4,152
Financing activities	(e)	(7,474)	(10,565)	(4,654)	33,313
Exchange rate changes and inflation on cash and cash equivalents	(f)	2,301	(19,485)	1,668	(10,591)

Statement of Financial position
$ thousands	6M25	12M24	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,661,565	1,548,589	7.3%
Right of use assets	404,571	373,846	8.2%
Investment property	33,542	33,542	—%
Intangible assets, net	37,415	37,231	0.5%
Biological assets	44,036	43,418	1.4%
Deferred income tax assets	17,065	15,507	10.0%
Trade and other receivables, net	56,262	38,510	46.1%
Derivative financial instruments	8,348	5,482	52.3%
Other Assets	3,646	3,761	(3.1)%
Total Non-Current Assets	2,266,450	2,099,886	7.9%
Current Assets
Biological assets	149,630	250,527	(40.3)%
Inventories	355,856	289,664	22.9%
Trade and other receivables, net	293,378	213,356	37.5%
Derivative financial instruments	6,897	4,114	67.6%
Short-term investment	25,065	46,097	(45.6)%
Cash and cash equivalents	180,607	211,244	(14.5)%
Total Current Assets	1,011,433	1,015,002	(0.4)%
TOTAL ASSETS	3,277,883	3,114,888	5.2%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	158,073	167,073	(5.4)%
Share premium	636,091	659,399	(3.5)%
Cumulative translation adjustment	(385,666)	(413,757)	(6.8)%
Equity-settled compensation	11,207	17,264	(35.1)%
Cash Flow Hedge	—	—	#DIV/0!
Other reserves	153,253	151,261	1.3%
Treasury shares	(7,965)	(16,989)	(53.1)%
Revaluation surplus	246,486	245,261	0.5%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	518,584	518,064	0.1%
Equity attributable to equity holders of the parent	1,371,637	1,369,150	0.2%
Non controlling interest	40,113	38,951	3.0%
TOTAL SHAREHOLDERS EQUITY	1,411,750	1,408,101	0.3%
LIABILITIES
Non-Current Liabilities
Trade and other payables	978	767	27.5%
Borrowings	682,995	680,005	0.4%
Lease liabilities	316,244	287,679	9.9%
Deferred income tax liabilities	330,367	330,336	—%
Payrroll and Social liabilities	544	1,454	(62.6)%
Provisions for other liabilities	2,792	2,244	24.4%
Total Non-Current Liabilities	1,335,025	1,306,468	2.2%
Current Liabilities
Trade and other payables	223,449	206,907	8.0%
Current income tax liabilities	955	3,471	(72.5)%
Payrroll and Social liabilities	32,999	32,735	0.8%
Borrowings	221,912	99,551	122.9%
Lease liabilities	47,464	54,351	(12.7)%
Derivative financial instruments	3,521	1,796	96.0%
Provisions for other liabilities	808	1,508	(46.4)%
Total Current Liabilities	531,108	400,319	32.7%
TOTAL LIABILITIES	1,866,133	1,706,787	9.3%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,277,883	3,114,888	5.2%